SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*


                     COMMUNITY  INVESTORS  BANCORP,  INC.
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                              (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
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                       (Title of Class of Securities)


                                203719  10  9
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                               (CUSIP Number)



                               John W. Kennedy
                       Community Investors Bancorp, Inc.
                          119 South Sandusky Avenue
                            Bucyrus, Ohio 44820
                               (419) 562-7055
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(Name, Address, Telephone Number of Persons Authorized to Receive Notices and
Communications)

                              November 1, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 6 Pages

CUSIP No. 203719 10 9               13D                      Page 2 of 6 Pages



1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       John W. Kennedy

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                    (b) [ ]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       PF

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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


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                    7.   SOLE VOTING POWER

                         26,926
                    ----------------------------------------------------------
NUMBER OF SHARES    8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH            32,981
REPORTING PERSON    ----------------------------------------------------------
WITH                9.   SOLE DISPOSITIVE POWER

                         26,926
                    ----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         32,981

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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       59,907

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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [ ]

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.03%

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14.    TYPE OF REPORTING PERSON*

       IN

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CUSIP No. 203719 10 9               13D                      Page 3 of 6 Pages



Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $.01 par value per share ("Common Stock"), of Community Investors Bancorp, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 119 South Sandusky Avenue, Bucyrus, Ohio 44820.

Item 2.  Identity and Background
--------------------------------

          (a)  John W. Kennedy ("Reporting Person").

          (b) The Reporting Person's business address is the Issuer's principal executive office, 119 South Sandusky Avenue, Bucyrus, Ohio 44820.

          (c) The Reporting Person is the President and Managing Officer of the Issuer and a member of the Board of Directors of the Issuers.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

          The Reporting Person acquired 1,800 shares of Common Stock on November 1, 2000 pursuant to the vesting of restricted stock granted to the Reporting Person in November 1995 under the Issuer's Management Recognition Plan ("MRP"). In addition, the Reporting Person beneficially owns 450 shares of Common Stock granted under the MRP which will vest on December 9, 2000.
The Reporting Person beneficially owns 10,950 shares of Common Stock granted pursuant to the MRP, which have vested and are held directly; 16,920 shares of Common Stock purchased for $4.44 per share in February 1995, which are held jointly with his spouse; 901 shares of Common Stock acquired in February 1995 through his retirement plan; and 10,600 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP"). The Reporting Person also has been granted options to purchase an aggregate of 12,825 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are

CUSIP No. 203719 10 9               13D                      Page 4 of 6 Pages



deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person. The Reporting Person's spouse also owns 4,461 shares of Common Stock which may be beneficially owned by the
Reporting Person.   The Reporting Person also shares beneficial ownership with respect to 1,000 shares of Common Stock for which the Reporting Person serves as custodian for his grandchildren. As of the date hereof, the Reporting Person also held 2,250 shares of restricted Common Stock granted pursuant to the MRP which vest more than 60 days after the date hereof. All purchases by the Reporting Person were made with personal funds.

Item 4.  Purpose of Transaction
-------------------------------

          The Reporting Person is presently a Director and the President and Managing Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

          The Reporting Person has been informed that in order to acquire
10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require him to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

          The Reporting Person currently has no plans or proposals
(excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 203719 10 9               13D                      Page 5 of 6 Pages


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a) The Reporting Person beneficially owns 59,907 shares of Common Stock which represents approximately 5.03% of the outstanding shares of Common Stock. At the date hereof, 1,178,438 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

          (b) The Reporting Person has sole voting and dispositive power with respect to 31,276 shares of Common Stock (which include 12,825 shares of Common Stock which may be purchased upon the exercise of stock options). The Reporting Person has shared voting and dispositive power with respect to 16,920 shares of Common Stock held jointly with his spouse; 4,461 shares of Common Stock held by his spouse; 10,600 shares of Common Stock held in the ESOP; and 1,000 shares of Common Stock held as custodian for his grandchildren.

          (c) The number of shares of Common Stock beneficially owned by the Reporting Person include 1,800 shares of Common Stock granted pursuant to the MRP which vested on November 1, 2000 and 450 shares of Common Stock which vest on December 9, 2000. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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          The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock grants. The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits
----------------------------------------------

         Not applicable.


CUSIP No. 203719 10 9               13D                      Page 6 of 6 Pages




                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                           /s/John W. Kennedy
                                           ------------------
                                           John W. Kennedy




                                           Date: November 10, 2000